December 31, 2012

Mr. William Wright

AquaLiv Technologies, Inc.

4550 NW Newberry Hill Road, Suite 202

Silverdale, WA 98383

RE: Aqualiv Technologies, Inc. - Board Resignation

Dear Bill,

Please accept this letter as my immediate resignation from the Board of Directors of AquaLiv Technologies, Inc. for personal reasons. It has been my pleasure working with you and the AquaLiv team and I wish you all well in the future.

Regards,

/s/ Tracy D. Bushnell

By: Tracy D. Bushnell